SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August, 2002

                              Stolt Offshore S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)





     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F   X             Form 40-F   __
                            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes   __                  No   X
                                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     In accordance with General Instruction B, item (iii), attached herewith is the press release, dated August 29, 2002, containing restated financial results for the registrant's second quarter and six months ended May 31, 2002. The press release filed pursuant to this Form 6-K shall be deemed to be incorporated by reference into the registrant's Registration Statements on Form S-8 (No. 333-74321, 333-09292 and 333-85168) and to be a part of such registration statements from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

     Certain statements contained in the quarterly earnings press release filed pursuant to this Form 6-K are "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

     The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          STOLT OFFSHORE S.A.


Date:    August 29, 2002                  By: /s/ Alan B. Winsor
                                             -------------------------------
                                             Name:  Alan B. Winsor
                                             Title: Attorney-in-Fact